U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)

                                   INNOVATION HOLDINGS

                                      COMMON STOCK

                                        457697100
                                       (CUSIP NUMBER)

                                Robert Blagman, President
                                   Innovation Holdings
                                 1901 Avenue of the Stars
                                   Los Angeles, CA  90067


              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                    May 23, 2003

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or
(g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos.
of above Persons (entities only):  LeAnna M. Sidhu and Kiran Sidhu.

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3.  SEC Use Only:
___________________________________________________________________

4.  Source of Funds (See Instructions):  OO
___________________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
___________________________________________________________________

6.  Citizenship or Place of Organization:  United States Citizens
_____________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  320,000,000
_____________________________________________________________________

8.  Shared Voting Power:  LeAnna and Kiran Sidhu are husband and wife, but have  individual voting rights to their common shares.
_____________________________________________________________________

9.  Sole Dispositive Power:  300,000,000  (LeAnna M. Sidhu)
       20,000,000  (Kiran Sidhu)
_________________________

10.  Shared Dispositive Power:  LeAnna and Kiran Sidhu are
husband and wife, but have individual dispositive power to their common shares.
_____________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting
Person:  320,000,000
_____________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11):  18.71%
_____________________________________________________________________

14.  Type of Reporting Person:  IN
_____________________________________________________________________

15.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

Innovation Holdings
Common Stock, $.001 par value
1901 Avenue of the Stars, Suite 1710
Los Angeles, CA  90067

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Name: LeAnna M. Sidhu and Kiran Sidhu
(b)  4001 S. Decatur Blvd., #37-560, Las Vegas, NV  89103
(c)  Consultants
(d)  None
(e)  None
(f)  United States Citizens

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(1) On May 20, 2003, the Issuer issued 20,000,000 common shares of stock of the issuer to Kiran Sidhu, and Kiran Sidhu agreed to perform certain consulting services for the Issuer.

(2) On May 23, 2003, the Issuer issued 300,000,000 common shares of stock of the issuer to LeAnna M. Sidhu, and LeAnna M. Sidhu agreed to perform certain consulting services for the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of these transactions were to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services and consulting including but not limited to financial management and advising services.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Kiran Sidhu acquired 20,000,000 of the common shares of the Issuer on May 20, 2003. LeAnna M. Sidhu acquired 300,000,000 of the common shares of the Issuer May 23, 2003. After Kiran Sidhu's acquisition of the aforementioned shares of the Issuer on May 20, 2003 and LeAnna
M. Sidhu's acquisition of the aforementioned shares of the Issuer on May 23, 2003, LeAnna M. Sidhu and Kiran Sidhu held a combined 320,000,000 common shares of the Issuer, and as of May 23, 2003, such amount represented approximately 18.71% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


Date:  July 1, 2003                    /s/  LeAnna M. Sidhu
                                       LeAnna M. Sidhu

Date:  July 1, 2003                    /s/  Kiran Sidhu
                                       Kiran Sidhu